SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                             No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated May 21, 2018

TRANSLATION

Buenos Aires, May 21, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: YPF S.A. informs of the acquisition of

Company shares in the open market (Article 64

and related articles of Law No. 26,831 – Granting

of share compensation plans) and informs of the

conclusion of the acquisitions.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that connection, please be advised that during the period from May 10 to May 18, YPF S.A. (the “Company”) acquired 250,795 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of US$20.3121 per ADS, for a total amount of US$5,161,884.30.

Please be informed that the Company will not acquire any more shares within the terms and conditions of the Relevant Information announcement dated May 8, 2018, relating to the acquisition by the Company of the Company’s shares, as the acquisition of the Company’s shares thereunder has concluded.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 21, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer